Exhibit 99.1

ChinaCache International Holdings Ltd. Issues Letter to Shareholders

BEIJING, April 29, 2013 — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (NASDAQ: CCIH), the leading total solutions provider of Internet content and application delivery services in China, today issued a letter to the Company’s shareholders from Mr. Song Wang, Founder, Chairman and Chief Executive Officer of ChinaCache. In the letter, Mr. Wang commented on ChinaCache’s 2012 full year performance, key trends in its target markets and the Company’s outlook for 2013.

Dear Shareholders,

2012 was a year of strategic repositioning and progress for ChinaCache. Thanks to our high-quality customer wins, our annual revenue grew more than 30% to a record RMB 813.7 million, our gross margin increased 120 basis points over 2011 to 31.2%, while our overall customer count grew more than 63% in 2012 to 1,265, compared with 775 at the end of 2011.

This focus on sustainable, high-quality customers and comprehensive, value-added solutions has helped change the way ChinaCache is perceived within the industry, both in China and abroad. We are building upon our leadership position in the CDN space and introducing new services to meet the needs of customers in multiple segments.

We entered 2013 well positioned for a year of growth and success as a result of favorable trends in China’s Internet industry and our targeted end markets, as well as a series of strategic initiatives we undertook throughout last year that are having a lasting, positive effect on our business.

With that, I would like to share with you some of the highlights of 2012 and how they position ChinaCache for future growth.

In the third quarter of 2012, we initiated the strategic reorganization of our sales force.  During this process, we took steps to re-align our sales team to better support our strategy of pursuing higher quality revenue opportunities. We now have four sales units, including teams focused on Internet companies, enterprises and telecom operators, and a fourth team that is targeting small to medium customers and government agencies. This structure enables us to deliver solutions and products designed specifically for the distinct needs of each vertical, and I am pleased with the progress we have made as well as the initial results of this transition.

As a result of these initiatives, we won business with a number of renowned companies including China Eastern Airlines, Air China, Hainan Airlines and Air France, financial institutions such as China Everbright Bank and China UnionPay, leading Android app store gfan.com and global brands such as Cartier and Hermes, just to name a few. I believe that these high-profile customer wins clearly demonstrate the strength and potential of our new industry-focused sales approach.

Looking at the industry in which ChinaCache operates, I believe that we are in the right market, with the right product at the right time. The majority of the world’s population has some way of connecting to the Internet, whether it is through a desktop PC, mobile handset or other device. The online population is growing every day, and ChinaCache is poised to benefit from this rapid growth.

According to Gartner estimates, the number of smart phones will grow to 1.8 billion units globally by the end of 2013, surpassing the 1.7 billion PCs in use to make handsets the world’s preeminent Internet devices. In China, according to iResearch, the number of mobile Internet users will reach 710 million around 2015, surpassing desktop Internet users. There is a tremendous need to improve the speed, reliability and safty of users’ Internet connections both in China and internationally, and this need is creating a significant, unmet demand for solutions such as ours.

I believe that we are leveraging our industry-leading technology and R&D capabilities to capture this large, growing market opportunity for both fixed line and mobile Internet applications. Since late 2011, we have been aggressively promoting our proprietary Content-aware Network Services, which we see as the next phase in the evolution of CDN technology. While legacy CDN technology was designed to support fixed-line networks with content consumed mainly on the desktop, we have built upon this core function to create a solution that is network-aware, device-aware and application-aware, and capable of optimizing content for any situation.

•              Network-aware enables us to determine the type of network through which specific online content is traveling, whether it is a fixed line or mobile network, and even whether it is a 2G, 3G or 4G mobile network.

•              Our device-aware capabilities allow us to identify each end-user’s device and optimize data accordingly. We determine whether a user is accessing data on an iOS, Android or other device, and transmit the data in a way that maximizes user experience on that particular device, without straining the network.

•              Our application-aware technology allows us to provide network services tailored to specific applications such as e-commerce or online video, which require different capabilities and resources than static content.

In short, we are able to provide the best end-to-end solutions for our customers and their end-users regardless of the network, the device or the application, and we believe this is the right approach to address the needs of China’s rapidly developing Internet market. According to the China Internet Networks Information Center, the number of Internet users in China reached 538 million by the end of June 2012, increasing 11% in the first half of 2012, with Internet penetration growing to 39.9%.

Building upon our Content-aware Network Services, we have introduced enhanced services such as our CC Index platform, which identifies bottlenecks in Internet networks and provides real-time data as well as a comprehensive quarterly report on network status and Internet statistics throughout China. Our Intelligent Traffic Reduction, or ITR technology, helps optimize bandwidth utilization efficiency, and Cloud Extension Solutions leverages our cloud computing capabilities to improve end-user experience.

Our business is not only growing in China, but we are also expanding our international footprint. In 2012, we established a subsidiary in Hong Kong, which serves the Southeast Asia market alongside our U.S. office and led to strategic partnerships with Hutchison Global Communications, SmarTone, Telecom Malaysia and others. With our technology currently covering parts of Asia, North America, Western Europe, the Middle East and North Africa, we are positioning ourselves as an international player and serve as a gateway for companies who do business in China or for Chinese companies who expand overseas.

By focusing on execution, with an eye toward developing great technology and network services, we will continue to enhance Internet quality to benefit more Internet users.  Thanks to our Content-Aware Network Services, which provide speedy, secure and intelligent mobile and fixed-line Internet solutions, we believe that we have tremendous opportunities ahead of us and we can create significant value for our shareholders and partners over the long term.

In 2013, we are celebrating the Company’s 15th anniversary. I always believe that our greatest asset is the people who work for us and I am truly proud of them. Going forward, we will continue to invest in the future and work to increase CDN penetration rates in China. We remain confident in our ability to maintain our leadership in technology, market share and influence in this industry, and we thank you for your continued support.

Sincerely,

Song Wang

Founder, Chairman and Chief Executive Officer

ChinaCache

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (NASDAQ: CCIH) is the leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit en.chinacache.com.

Safe Harbor Statement

This announcement, including the letter to the shareholders, contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ChinaCache’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening our relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Ms. Yujie Li

Investor Relations

ChinaCache International Holdings

Tel: +86 (10) 6408 5305

Email: ir@chinacache.com

Mr. Lee Roth

The Piacente Group | Investor Relations

Tel: +1 212-481 2050

Email: chinacache@tpg-ir.com